Exhibit H

RECENT DEVELOPMENTS

The information included in this Exhibit H supplements the information about Brazil contained in Brazil’s Annual Report for 2014 on Form 18-K filed with the SEC on September 16, 2015, as amended from time to time. To the extent the information in this Exhibit H is inconsistent with the information contained in such annual report, the information in this Exhibit H replaces such information. Initially capitalized terms not defined in this Exhibit H have the meanings ascribed to them in that annual report. Cross-references in this Exhibit H are to sections in that annual report.

Recent Political Developments

President Dilma Rousseff, President of Brazil since January 2011 and a member of the Workers’ Party (Partido dos Trabalhadores, or “PT”), was reelected in October 2014 for a second term, which runs from January 2015 to December 2018. During the October 2014 elections, 513 federal deputies and 27 of 81 senators were elected, taking office in February 2015. As of March 7, 2016, the coalition of political parties supporting President Rousseff held 69% of the seats in the Chamber of Deputies and 62% of the seats in the Senate. Senator Renan Calheiros and Deputy Eduardo Cunha, both of the Brazilian Democratic Movement Party (“PMDB”), are the current presidents of the Senate and of the Chamber of Deputies, respectively.

In December 2015, the president of the Chamber of Deputies, Eduardo Cunha, authorized the opening of impeachment proceedings against President Dilma Rousseff based on charges of crimes of malversation (crimes de responsabilidade administrativa) under Law No. 1,079, dated April 10, 1950, against the budgetary law. According to rules defined by the Supreme Court, the Chamber of Deputies must form a Special Committee responsible for deciding whether or not to open proceedings against the president. Party leaders nominate and the full Chamber of Deputies must approve the members of the Special Committee in a public session. Once the committee starts to function, the President of the Republic is notified and has ten Congressional sessions to present a defense. After the President presents her defense, the committee has five Congressional sessions to vote on a final report, which determines whether the impeachment process should continue. If the committee decides in favor of continuing the process, the request for impeachment is submitted to the full Chamber; a qualified majority of 2/3 of the members of the Chamber of Deputies required to approve the request. If the Chamber of Deputies approves the impeachment request, the request is submitted to the Senate, which can accept the request or not by a simple majority. If the Senate accepts the request, the President of the Republic would have to step down from office for a period of time equal to the lesser of (i) 180 days or (ii) until the end of the trial in the Senate. A qualified majority of 2/3 of the members of the Senate is required to remove the president. In case of removal from office, the Vice-President of the Republic would become the President. The president of the Chamber of Deputies and the president of the Senate would be next in presidential succession. At the present stage of the impeachment proceedings, the Special Committee has not initiated its work due to certain requests for clarification lodged by the Chamber of Deputies with the Supreme Court with respect to some of the rules defined by the Supreme Court for the impeachment proceedings.

Lava Jato Investigation

The final report of the Parliamentary Committee of Inquiry (Comissão Parlamentar de Inquérito or “CPI”) of Petrobras, formed as a consequence of the Lava-Jato Investigation, was presented in October 2015. The final report of the CPI did not propose the indictment of any of the parliamentarians cited in connection with the Lava-Jato Investigation, but recommended measures to Petrobras, to the Attorney General’s Office, to the Federal Justice Ministry, to the Federal Police, and to the Ministry of Mines and Energy, among others, to prevent corruption.

In August, 2015 the Attorney General of the Republic filed charges against Deputy Eduardo Cunha, the current president of the Chamber of Deputies, alleging corruption and money laundering between the years 2006 and 2012. Mr. Cunha will also respond to these charges before the Congressional Ethics Board and may have his legislative mandate revoked after such process. Because of his position as a sitting Deputy, the charges against

Mr. Cunha must be accepted by and judged before the Supreme Court. On March 3, 2016, the Supreme Court accepted part of these charges (referring to the years 2010 and 2011). In addition, on March 4, 2016, the Attorney General of the Republic filed new charges against Mr. Cunha, alleging the receipt of bribes in bank accounts in Switzerland.

In November 2015, the Supreme Court ordered the provisional arrest of Senator Delcidio do Amaral, the former leader of the ruling Workers’ Party in the Brazilian Senate, at the request of the Attorney General of the Republic, charging Senator Amaral with interfering with the Lava-Jato Investigation and with offering bribes to avoid being connected to the crimes being investigated. On February 19, 2016, the Supreme Court revised its decision and authorized the conditional release of Senator Amaral, until it issues its final decision on the charges against him.

On March 4, 2016, the Federal Police questioned former President Luis Inácio Lula da Silva as part of the Lava-Jato Investigation. On March 9, 2016, prosecutors in São Paulo State charged the former president with crimes related to money laundering and misrepresentation of assets, which charges have not yet been accepted by a judge.

Investigation of Irregularities in the 2014 Presidential Election

PSDB, the opposition party defeated in the 2014 presidential elections, filed a challenge (Ação de Impugnação de Mandato Eleitoral or “AIME”) against the 2014 re-election of President Dilma Rousseff and Vice President Michel Temer, based on alleged abuse of political and economic power during the elections. In October 2015, the Superior Electoral Court (TSE) decided to proceed with investigation of the case. Because the investigation is ongoing, the potential impact on Brazilian political affairs is unknown.

Gross Domestic Product

Brazil is currently in an economic recession as GDP has been contracting for the last four quarters. Brazil’s GDP contracted 3.8% in 2015, after an expansion of 0.1% in 2014. The agricultural sector grew by 1.8% in 2015, whereas the services sector contracted by 2.7% and the industrial sector contracted by 6.2%, each compared to 2014. On the demand side, gross fixed capital formation and household consumption were the main drivers of the recession in 2015, with the former posting a contraction of -14.1% and the latter declining -4.0% in 2015.

In the quarter-on-quarter comparison, Brazil’s GDP contracted by 1.4% in the fourth quarter of 2015 when compared to the GDP of the third quarter of 2015.

Brazil’s 2015 economic performance reflected several factors: (i) the fall in commodity prices, (ii) the water crisis that resulted in supply problems in the first quarter of the year, (iii) disinvestments in the oil chain, gas and construction, (iv) the realignment of relative prices in the economy; and (v) the macroeconomic adjustment. The Federal Government forecasts a real GDP growth contraction for 2016 of 2.9%, with the economy stabilizing in the third quarter and returning to growth in the fourth quarter of 2016.

Employment and Wages

For 2015, the group of six metropolitan areas surveyed by IBGE’s Monthly Employment Survey (São Paulo, Rio de Janeiro, Belo Horizonte, Recife, Salvador and Porto Alegre) had an estimated average unemployment rate of 6.8%, an increase of 2.0% in comparison with 2014 (4.8%).

In January 2016, in a group of six metropolitan areas surveyed by IBGE’s Monthly Employment Survey (São Paulo, Rio de Janeiro, Belo Horizonte, Recife, Salvador and Porto Alegre), the unemployment rate was 7.6%, which is higher than the 6.9% rate as December 2015 and higher than the 5.3% observed in January 2015.

Law No. 13,152, dated July 29, 2015, established the guidelines for minimum wage adjustments from 2016 to 2019 based on inflation and GDP growth. For 2016, the minimum monthly wage is R$880.0, an increase of 11.7% compared to the minimum monthly wage in effect for 2015.

Prices

For 2015, the inflation target was set at 4.5%, with a tolerance interval of plus or minus 2.0 percentage points. The inflation rate measured by the National Extended Consumer Price Index (IPCA) increased 10.67% compared to an increase of 6.41% in 2014. As the target set for the IPCA was not fulfilled, the president of the Central Bank addressed an Open Letter to the Minister of Finance explaining the reasons for the nonfulfillment of the target, as required by law. In the letter, the Central Bank Governor indicated that an increase in government controlled prices and the appreciation of the U.S dollar caused adjustments in relative prices and created significant challenges for the conduct of the monetary policy.

For 2016, the inflation target has also been set at 4.5%, with a tolerance interval of plus or minus 2.0 percentage points. However, for 2016, the Federal Government forecasts an IPCA increase of 7.10%. In February 2016, the IPCA rose 0.90%, for a cumulative increase of 10.36% over the trailing 12-month period.

The inflation rate (as measured by IGP-DI) increased in 2015, to 10.7%, compared to 3.8% in 2014. In February 2016, the inflation rate (as measured by IGP-DI) was 0.79% for a cumulative increase of 11.93% over the trailing 12-month period.

Monetary Policy

In its meeting held in March 2016, the Monetary Policy Committee (COPOM) voted to keep the Selic interest rate at 14.25% per year, without any bias for an increase or decrease at its future meetings. Six members voted in favor of keeping the rate at the current level and two members voted to increase the Selic rate by 0.5 bp. COPOM evaluated the macroeconomic scenario, the inflation prospects, and the current balance of risks, and considered the rise in domestic and, especially, external uncertainties in order to reach its decision.

The National Monetary Council sets the “TJLP”, or long-term interest rate, on loans issued by Brazil’s Government-controlled development bank, Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”). Each quarter, the National Monetary Council reviews the TJLP. In December 2015, the National Monetary Council decided to increase the TJLP from 7.0% per annum in the fourth quarter of 2015 to 7.5% per annum for the first quarter of 2016.

Foreign Exchange

The Brazilian real-U.S. dollar exchange rate (sell side), as published by the Central Bank, was R$3,7813 to U.S.$1.00 on March 8, 2016, R$3.9048 to U.S.$1.00 on December 31, 2015, R$2.6562 to U.S.$1.00 on December 31, 2014, R$2.3426 to U.S.$1.00 on December 31, 2013, R$2.0435 to U.S.$1.00 on December 31, 2012, and R$1.8758 to U.S.$1.00 on December 31, 2011.

Balance of Payments; Foreign Trade; International Reserves

In 2015, Brazil registered a trade surplus of approximately U.S.$17.7 billion, compared to a trade deficit of approximately U.S.$6.6 billion in 2014. Exports in 2015 totaled U.S.$190.1 billion compared to U.S.$224.1 billion in 2014. Imports totaled U.S.$172.4 billion in 2015, compared to U.S.$230.7 billion in 2014.

The current account registered a deficit of approximately U.S.$58.9 billion in 2015, compared to a deficit of approximately U.S.$104.2 billion in 2014. In 2015, the services account registered a U.S.$36.9 billion deficit, the primary income account registered a U.S.$42.4 billion deficit and the secondary income account registered a U.S.$2.7 billion surplus. For comparison purposes, in 2014, the services account registered a U.S.$48.1 billion deficit, the primary income account registered a U.S.$52.2 billion deficit and the secondary income account registered a U.S.$2.7 billion surplus. The capital account surplus in 2015 was approximately U.S.$440.2 million, compared to a surplus of U.S.$231.5 million in 2014. Finally, the financial account registered a deficit of approximately U.S.$56.8 billion in 2015, compared to a deficit of U.S.$100.6 billion in 2014.

The following table sets forth information regarding Brazil’s balance of payments for each of the periods indicated.

Balance of Payments (1)

(in millions of Dollars)

	2011	2012	2013	2014	2015
Current Account	-77,032	-74,218	-74,839	-104,181	-58,905
Balance on Goods	27,625	17,420	389	-6,629	17,670
Exports	255,506	242,283	241,577	224,098	190,092
Imports	227,881	224,864	241,189	230,727	172,422
Services	-37,166	-40,168	-46,372	-48,107	-36,941
Primary Income Balance	-70,475	-54,308	-32,539	-52,170	-42,357
Secondary Income Balance	2,984	2,838	3,683	2,725	2,724
Capital Account (2)	256	208	322	232	440
Financial Account	-79,242	-73,954	-72,696	-100,599	-56,849
Direct Investment	-85,091	-81,399	-54,240	-70,855	-61,576
Net acquisition of financial assets	16,067	5,208	14,942	26,040	13,498
Net incurrence of liabilities	101,158	86,607	69,181	96,895	75,075
Portfolio Investments	-41,248	-15,826	-32,787	-38,708	-20,668
Net acquisition of financial assets	-16,856	7,403	8,981	2,820	-2,169
Net incurrence of liabilities	24,392	23,229	41,768	41,527	18,500
Financial derivatives and employee stock options	-3	-25	-110	1,568	3,450
Other Investments	-11,538	4,396	20,367	-3,436	20,377
Net acquisition of financial assets	35,790	23,841	39,413	50,667	42,760
Net incurrence of liabilities	47,328	19,444	19,046	54,103	22,383
Reserve Assets	58,637	18,900	-5,927	10,833	1,569
Net Errors and Omissions	-2,466	57	1,821	3,351	1,616

(1)	These figures were calculated in accordance with the methodology set forth in the IMF BPM6.
(2)	Includes migrant transfers.

Source: Central Bank

Brazil’s international reserves (which include gold and foreign exchange holdings) totaled U.S.$368.7 billion on December 31, 2015, compared to U.S.$374.1 billion on December 31, 2014. As of March 7, 2016, the level of net international reserves was 372.4 billion dollars.

Foreign Investment

According to the Balance of Payments and International Investment Position Manual (BPM6) of the International Monetary Fund (IMF), in 2015, foreign direct investment into Brazil reached approximately U.S.$75.1 billion compared to U.S.$96.9 billion in 2014.

Public Finance

2015

The Budgetary Guidelines Law (“LDO”) for 2015 had originally established a primary balance target of R$66.3 billion (1.1% of GDP) for the consolidated public sector, with R$55.3 billion (0.95% of GDP) for the

Central Government. To meet this target, the Central Government pursued a series of measures to adjust revenue and expenditures during the first half of the year. There was also a clear reversal of the credit stimulus policy offered by public banks, as the National Treasury did not transfer either bonds or cash to these institutions during the year.

However, the significant reduction of tax receipts and contributions, and the dynamics of mandatory expenditures, which increased in the period, led the government to change the 2015 fiscal target in mid-July to 0.15% of GDP. As the economic scenario presented a more pronounced cooling of economic activity and with the TCU decision that required the payment of R$55.6 billion in liabilities for the delay of reimbursement in social programs and subsidies payments, the LDO had to be amended to adjust the fiscal target. The amendment was approved by Congress in December 2015, and allowed a primary deficit of R$48.9 billion for the Public Sector and authorized the Central Government to undertake a deficit of up to R$119.9 billion (2% of GDP), after including the payment of liabilities required by the TCU.

During its review of the annual audited accounts presented by President Rousseff for 2014, in April 2015 the TCU deemed illegal under the Fiscal Responsibility Law the Federal Government’s delay on reimbursing certain Brazilian financial institutions controlled by the Federal Government for social programs and subsidies payments. The TCU further determined that the delayed payments should be funded from budget resources, but made no determination as to whether the payment of such amounts should be made in a single installment or in several installments over a particular period. To comply with this decision, the National Treasury Secretariat decided to pay a total amount of R$72.4 billion of liabilities during 2015. Of this amount, R$55.6 billion relate to the TCU’s decision and the remaining R$16.8 billion relate to expenses incurred in 2015. The TCU also recommended the rejection by the National Congress of the 2014 presidential accounts. The final decision whether to accept or reject the presidential accounts rests with the Congress.

The public sector registered a primary deficit of R$111.2 billion (1.9% of GDP) and a nominal deficit of R$613.0 billion (10.3% of GDP) in 2015, compared to a primary deficit of R$32.5 billion (0.6% of GDP) and a nominal deficit of R$343.9 billion (6.0% of GDP) in 2014.

Brazil’s accumulated social security system deficit totaled R$85.8 billion in 2015, an increase of 51.4% in real terms compared with 2014, when the deficit totaled R$56.7 billion.

The 2016-2019 Multi-Year Plan (the 2016-2019 Plano Plurianual or “PPA”), Law Nº 13,249, dated January 13, 2016, sets government priorities for the 2016-2019 four-year period and contains the guidelines, goals and targets of the Federal Government for capital expenditures and other expenditures, including for on-going programs.

Governmental planning for the four years included in the PPA, as presented in the “Programs, Objectives, Targets and Initiatives” Section, suggested an investment of over R$8.2 trillion. The resources to finance the plan are to come from the Annual Budget, the State-Owned Companies Investment Budget and Extra Budget Funds (tax waivers, State-Owned Companies global expenditures plans, Government Credit Agencies and Public Private Partnerships).

The LDO for 2016, Law Nº 13,242, dated December 30, 2015, sets a nominal primary balance target of R$30.6 billion (approximately 0.5% of estimated GDP) for the consolidated public sector in 2016. Of this amount, the Central Government is responsible for R$24.0 billion and regional governments are responsible for R$6.6 billion. For 2017 and 2018, the primary balance targets are 1.3% of GDP and 2.0% of GDP respectively. The law estimates that the public sector net debt, including liabilities recognition, will reach 37.8% of GDP in 2016, 38.4% of GDP in 2017, and 38.0% of GDP in 2018. As of December 30, 2015, the macroeconomic parameters contemplated by the law assume a projected GDP growth of -1.9% for 2016 (contraction), 1.8% for 2017, and 3.5% for 2018. The macroeconomic parameters will be updated through the first Evaluation Report on Primary Revenues and Expenditures, by the end of March.

The Budget for 2016, Law No. 13,255, dated January 14, 2016, assumes total revenue of R$3.1 trillion for 2016. According to the law, revenue to be derived from fiscal revenues will amount to R$1.4 trillion, social security revenues will amount to R$643.1 billion, and Federal Public Debt refinancing will amount to R$885.0 billion. The budget for 2015 assumed total revenue of R$3.0 trillion.

In February 2016, the Federal Government announced a spending freeze of R$23.4 billion (0.4% of GDP). The government intends to seek an amendment to the LDO for 2016 to allow up to R$84.2 billion to be deducted from the current target in case revenues fall short of expectations. As a consequence, according to the new proposal, the R$24.0 billion (0.39% of GDP) Central Government primary balance target initially approved could turn into a R$60.2 billion (0.97% of GDP) primary deficit. For the longer term, the Federal Government expects to propose Social Security reform and a control mechanism for public spending with automatic triggers.

In January 2016, the public sector registered a primary surplus of R$27.9 billion, compared to the R$21.1 billion surplus registered in January 2015. For the 12-month period ended January 31, 2016, the accumulated deficit was R$104.4 billion (1.8% of GDP).

The consolidated public sector nominal deficit was R$28.3 billion in January 2016, compared to the R$3.0 billion surplus registered in January 2015. For the 12-month period ended January 31, 2016, the deficit was R$644.4 billion (10.8% of GDP).

The deficit in Brazil’s social security system increased by R$8.4 billion in January 2016, which represents an increase of 49.4% in real terms compared to the same month in 2015. For the 12-month period ended January 31, 2016, the deficit in Brazil’s social security system totaled R$88.6 billion.

Public Debt

In January 2016, the Brazilian National Treasury released the Annual Public Debt Report 2015 and the Annual Borrowing Plan 2016. The Annual Public Debt Report 2015 presents the Federal Public Debt (FPD) results for 2015 and discusses how the public debt was managed throughout the year, using as a reference the guidelines and targets set forth in the Annual Borrowing Plan 2015. The report also describes Brazil’s macroeconomic environment, as well as the achievements of the National Treasury and Treasury Direct (an internet based retail sales program) in 2015. The Annual Borrowing Plan 2016 (“ABP 2016”) sets forth the goals of the National Treasury and presents the objectives, guidelines and targets that will be pursued during the year. The objectives and guidelines are as follows:

•	gradually replace floating rate bonds with fixed rate or inflation-linked instruments;

•	consolidate the share of exchange rate-linked instruments of the outstanding debt, in accordance with long term limits;

•	smooth the maturity structure, with special attention to short-term debt;

•	increase the average maturity of the outstanding debt;

•	develop the yield curve in both domestic and external markets (i.e., to issue benchmark bonds in the internal and external markets to provide price references to markets and enhance liquidity in the primary and secondary markets);

•	increase the liquidity of federal public securities on the secondary market;

•	broaden the investor base; and

•	improve the External Federal Public Debt profile through issuances of benchmark securities, buybacks and structured operations.

The ABP 2016 targets total public debt within a band of R$3,100.0 billion and R$3,300.0 billion, up from R$2,793.0 billion in 2015. The target composition for the year 2016 contemplates fixed rate debt between 31.0%

and 35.0% of total debt, compared to 39.4% in 2015; inflation-indexed debt between 29.0% and 33.0%, compared to 32.5% in 2015; floating rate debt between 30.0% and 34.0%, compared to 22.8% in 2015; and foreign exchange indexed debt between 3.0% and 7.0%, compared to 5.3% in 2015. The percentage of debt falling due within 12 months is targeted between 16.0% and 19.0%, compared to 21.6% in 2015; and the average term is targeted to increase to between 4.5 and 4.7 years, compared to 4.6 years in 2015.

In 2015, the National Treasury followed the basic guidelines detailed in its Annual Borrowing Plan (“ABP 2015”). These guidelines include lengthening the short term of FPD, and maintaining short-term maturities at prudent levels. Additionally, the strategy adopted by the National Treasury was aimed at ensuring that, in light of the unfavorable market conditions cited above, FPD composition would not significantly distance itself from its trajectory towards an optimum structure. Nevertheless, this effort has not prevented a temporary deviation of the structure from the public debt targets set in ABP 2015.

The National Treasury had to reassess the premise of its strategic planning for the short term FPD, which led to the revision of the limits for the 2015 FPD stock from R$2.45 billion to R$2.60 billion to R$2.65 billion to R$2.80 billion. The other limits of FPD indicators, established in the ABP 2015, were not revised.

During the first half of 2015, as foreseen in the ABP 2015, the National Treasury issued volumes higher than its borrowing requirements with the objective of reducing excess liquidity in the financial system, represented by the stock of repo operations in the market. Derived from the stock limit adjustment, the achievement of greater volumes of issuances also resulted in an expansion of the cushion available for public debt management.

As a consequence, although the target composition contemplated by the ABP 2015 had foreseen fixed rate debt between 40.0% and 44.0% of total debt; inflation-indexed debt between 33.0% and 37.0%; and floating rate debt between 17.0% and 22.0%, these targets were not met. The actual results were 39.4% of fixed rate debt; 32.5% of inflation-indexed debt; and 22.8% of floating rate debt.

Brazil’s General Government Gross Debt (GGGD or DBGG) totaled R$3,927.5 billion (66.2% of GDP) as of December 31, 2015, compared to R$3,252.4 billion (57.2% of GDP) as of December 31, 2014. Brazil’s Net Public Sector Debt (NPSD or DLSP) totaled R$2,136.9 billion (36.0% of GDP) as of December 31, 2015, compared to R$1,883.1 billion (33.1% of GDP) as of December 31, 2014.

On January 31, 2016, Brazil’s Net Public Sector Debt (NPSD or DLSP) stood at R$2,121.4 billion (35.6% of GDP), and Brazil’s General Government Gross Debt (GGGD) stood at R$3,992.8 billion (67.0% of GDP).

On January 31, 2016, Brazil’s domestic federal public debt (DFPD or DPMFi) totaled approximately R$2.607.0 billion, up from R$2,137.9 billion on January 31, 2015. Brazil’s external federal public debt (EFPD or DPFe) totaled R$142.9 billion on January 31, 2016, up from R$109.9 billion on January 31, 2015. The federal floating rate (Selic rate) debt increased to R$681.5 billion (24.8% of FPD) on January 31, 2016, from R$445.5 billion (19.8% of FPD) on January 31, 2015, while fixed rate debt increased to R$992.3 billion (36.1% of FPD) on January 31, 2016, from R$877.0 billion (39.0% of FPD) on January 31, 2015.

The average maturity of Brazil’s federal public debt in January 2016 was 4.8 years compared to 4.6 years in January 2015. Approximately R$623.9 billion, or 22.7% of the total federal public debt outstanding as of January 31, 2016, is scheduled to mature on or before January 31, 2017. From 2008 to 2015, the National Treasury continued to buy back its outstanding external debt bonds as part of its continuing EFPD Buyback Program that started in January 2007. The main goal of the EFPD Buyback Program is to improve Brazil’s sovereign yield curve through repurchases of Brazil’s external bonds in the secondary market. Since January 2007, the repurchases have amounted to approximately U.S.$19.0 billion in principal amount.

The Brazilian sovereign external debt credit ratings have recently been revised by all three major agencies: Standard & Poor’s, Fitch Ratings and Moody’s Investor Service. The current government bond ratings of Brazil are: (i) “BB” with a negative outlook, according to Standard & Poor’s; (ii) “BB+” with a negative outlook, according to Fitch Ratings; and (iii) “Ba2” with a negative outlook, according to Moody’s Investors Service.

The following is a summary of the evolution of Brazil’s credit risk rating throughout the recent years.

In March 2014, Standard & Poor’s lowered Brazil’s long-term foreign currency sovereign credit rating from BBB to BBB- and the outlook was changed to stable, from the previous negative outlook. In March 2015, Standard & Poor’s affirmed its ‘BBB-’ long-term foreign currency sovereign credit rating and its ‘BBB+’ long-term local currency rating on Brazil. The outlook on long-term credit ratings remained stable. In July 2015, Standard & Poor’s affirmed its investment grade rating of ‘BBB-’ for long-term foreign currency sovereign credit and of ‘BBB+’ for long-term local currency, but changed the outlook on Brazil’s long-term foreign currency sovereign credit rating from stable to negative. In September 2015, Standard & Poor’s downgraded Brazil’s long-term sovereign debt rating to “BB+” and the long-term local currency rating to “BBB-” with a negative outlook. On February 17, 2016, Standard & Poor’s downgraded Brazil’s long-term sovereign debt rating to “BB” and the long-term local currency rating to “BB+” with a negative outlook.

In April 2015, Fitch Ratings affirmed its investment grade rating of “BBB” with a negative outlook. On October 15, 2015, Fitch Ratings downgraded Brazil´s foreign and local currency ratings to “BBB-” and the outlook was changed from stable to negative. On December 16, 2015, Fitch Ratings downgraded Brazil’s foreign and local currency ratings to “BB+”. The outlook remains negative.

In September 2014, Moody’s Investors Service affirmed Brazil’s “Baa2” government bond rating but changed the outlook from stable to negative. On August 11, 2015, Moody’s Investors Service downgraded Brazil’s government bond rating to “Baa3” with a stable outlook. On December 9, 2015, Moody’s Investors Service has placed Brazil’s Baa3 issuer and bond ratings on review for downgrade. On February 24, Moody’s Investors Service downgraded Brazil’s issuer and bond ratings to Ba2 and changed the outlook to negative.

Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Brazil’s current credit ratings and the rating outlooks currently assigned to Brazil are dependent upon economic conditions and other factors affecting credit risk, some of which are outside the control of Brazil. Each rating should be evaluated independently of the others. Detailed explanations of the ratings may be obtained from the rating agencies. We disclose these changes in ratings because, though we have no control over ratings, they are important to our ability to obtain the financing that we need on terms that are favorable to us. A decision by a rating agency to downgrade our credit rating may have an adverse impact on our ability to access funding and increase our borrowing costs, while an upgrade in our rating may improve our access to funding and reduce our borrowing costs.

Environmental Matters

In November 2015, the breach of two dams—Fundão and Santarém—in the city of Mariana, Minas Gerais State, devastated the region. The company responsible for the dams, Samarco Mineração S.A. (“Samarco”), is a mining company the shares of which are owned by the Brazilian company Vale S.A. and the Australian company BHP Billiton Ltd. On November 16, 2015, Samarco signed a Preliminary Commitment Agreement with the Public Ministry of the State of Minas Gerais and the Federal Public Ministry to allocate R$1 billion to guarantee funding for emergency and preventive measures destined to mitigate, remediate and compensate environmental and socio-environmental damages arising from this accident. The Brazilian Institute of Environment and Renewable Natural Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis, or “IBAMA”) has imposed R$250 million in fines against Samarco for environmental damage.

On March 2, 2016, an agreement was signed among Samarco, Vale, BHP Billiton and the Federal and State governments of Minas Gerais and Espírito Santo defining the creation of a business law foundation that will be responsible for the social, environmental and economic recovery programs of the regions affected by the breach of the Fundão dam. The foundation will be maintained with funds from Samarco and will develop and execute programs in two main areas: socio-economic and socio-environmental.

Other

On October 30, 2015, the OECD’s Country Risk Classification of Brazil to the Arrangement on Officially Supported Export Credits was downgraded from 3 to 4. The country risk classifications of the Participants in the Arrangement on Officially Supported Export Credits (the “Arrangement”) are produced solely for the purpose of setting minimum premium rates for transactions supported according to the Arrangement and they are made public so that any country that is not an OECD Member or a Participant in the Arrangement may observe the rules of the Arrangement if they so choose. The country risk classifications are not sovereign risk classifications and should not, therefore, be compared with the sovereign risk classifications of private credit rating agencies (CRAs).